Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

Overstock.com 401(k) Plan:

We consent to the incorporation by reference in the registration statements (No. 333-181422, 333-160512, 333-162674, 333-124441 and 333-123540) on Form S-8 of Overstock.com, Inc. of our report dated June 28, 2012, with respect to the statements of net assets available for benefits of the Overstock.com 401(k) Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011 and supplemental Schedule H, line 4a — Schedule of Delinquent Participant contributions for the year ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Overstock.com 401(k) Plan.

/s/ KPMG LLP

Salt Lake City, Utah

June 28, 2012